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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USCA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Boulevard, Suite 900
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivana Shumberg - FINOP (713) 366-0577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl Street, Suite 2000	Dallas	Texas	775201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Patrick Mendenhall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USCA Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSA M. FLORES
Notary Public, State of Texas
My Commission Expires
November 25, 2012

Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USCA Securities LLC

Financial Statements
and Supplemental Information
for the Year Ended December 31, 2011

BDO

USCA Securities LLC

Financial Statements
and Supplemental Information
For the Year Ended December 31, 2011

USCA Securities LLC

Contents

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditors' Report

Board of Directors
USCA Securities LLC
Houston, Texas

We have audited the accompanying statement of financial condition of USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC, as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USCA Securities LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for additional analysis to comply with Rule 17-a5 under the Securities Exchange Act of 1934 and is not a required part of the financial statements. This supplemental information is the responsibility of management and is derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information described above is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

BDO USA, LLP

Dallas, Texas
February 27, 2012

Financial Statements

USCA Securities LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	729,207
Deposit with clearing organization		100,042
Receivable from clearing organization		231,086
Accounts receivable		277,862
Fixed assets, net of accumulated depreciation of $1,011		1,261
Other assets		2,359
Total assets		1,341,817
Liabilities and Members' Equity		
Liabilities:		
Payable to clearing organization		215,066
Accounts payable and accrued expenses		71,581
Total liabilities		286,647
Commitments and contingencies		
Members' equity		1,055,170
Total liabilities and members' equity	$	1,341,817

See accompanying notes to financial statements.

USCA Securities LLC

Statement of Operations

Year ended December 31, 2011		
Revenues		
Commission income	$	1,907,739
Placement fees		193,750
Interest income		370,039
Research fees		335,181
Other revenue		4,078
		2,810,787
Expenses		
Management fee		1,080,000
Consulting fees		25,379
Legal, professional and regulatory fees		175,295
Clearing fees		299,527
Interest expense		1,182
Other expenses		145,225
Net Income	$	1,084,179

See accompanying notes to financial statements.

USCA Securities LLC

Statement of Changes in Members' Equity

Balance at December 31, 2010	$	456,766
Capital contributions		274,225
Distributions		(760,000)
Net Income		1,084,179
Balance at December 31, 2011	$	1,055,170

See accompanying notes to financial statements.

USCA Securities LLC

Statement of Cash Flows

Year ended December 31, 2011		
Operating Activities		
Net income	$	1,084,179
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		896
Changes in operating assets and liabilities:		
Receivable from / payable to clearing organization		2,901
Accounts receivable		(277,862)
Other assets		2,867
Management fee payable		(333,000)
Accounts payable and accrued expenses		32,861
Net cash provided by operating activities		512,842
Financing Activities		
Capital contributions		274,225
Capital distribution		(760,000)
Net cash used in financing activities		(485,775)
Increase in cash		27,067
Cash and cash equivalents, beginning of year		702,140
Cash and cash equivalents, end of year	$	729,207

See accompanying notes to financial statements.

1. Organization and Nature of Business

USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC ("USCA"), was organized in December 1999 in the State of Delaware, and is registered as a broker-dealer under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Commissions related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets - Fixed assets consist of computer equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2011 totaled $896.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sales in the ordinary course of business.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table shows assets and liabilities measured at fair value as of December 31, 2011 on the Company's statement of financial condition, and the input categories associated with those assets and liabilities:

		Fair Value Measurements at Reporting Date Using		
Description	Total Fair Value Assets at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deposit with clearing organization	$ 100,042	$ 100,042	$ -	$ -
Receivable from clearing organization	$ 16,019	$ 16,019	$ -	$ -

<u>Income Taxes</u> - As a limited liability company, the earnings and losses of the Company pass through to its members' individual tax returns and therefore no income tax provision or benefit has been included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. Accordingly, if such examinations result in changes in the profits or losses, the tax liability of the members could change.

The accounting records of the Company are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Net loss reflected in the accompanying statement of operations and changes in members' equity differ from amounts reported in the federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.

Beginning January 1, 2009, the Company adopted the guidance in ASC 740, *Income Taxes*, related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. As a result of the implementation of this guidance, the Company recognized no liability for uncertainty in income taxes.

Comprehensive Income - Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2011.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2011, the Company had net capital of $671,003, which was $621,003 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .43 to 1.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

5. Related Parties

The Company and USCA have an Administrative Services Agreement for the purpose of delineating the shared employees, services and facilities. The Company recognizes a monthly management fee of $90,000 for such services. As of December 31, 2011, the Company has paid to USCA a total amount of $1,080,000. Actual results could differ from those reported in the absence of this arrangement. Accordingly, USCA provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing thirty days notice to the other.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued. No events have occurred that would materially affect the financial statements.

Supplemental Material

USCA Securities LLC

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of Net Capital

Total members' equity	$ 1,055,170
Deductions:	
Receivable from clearing organization	(102,685)
Accounts receivable	(277,862)
Fixed assets	(1,261)
Other assets	(2,359)
Total deductions	(384,167)
Net capital	$ 671,003

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer	$ 50,000
Minimum net capital required (6-2/3% of aggregate indebtedness	$ 19,108
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Excess of net capital	$ 621,003

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 286,648
Total aggregate indebtedness	$ 286,648
Ratio of aggregate indebtedness to net capital	.43 to 1

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 for the quarter ended December 31, 2011, and the Company's audited financial statements for the year ended December 31, 2011.

USCA Securities LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company handled no customer securities or accounts during the year ended December 31, 2011, and accordingly, is not subject to the requirements under Securities and Exchange Commission Rule 15(c)3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15(c)3-3(k)(1). The Company is also exempt from the Rule 15(c)3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Independent Auditor's Report on Internal Control Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
USCA Securities LLC
Houston, Texas

In planning and performing our audit of the financial statements of USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 27, 2012

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Agreed Upon Procedures - Form SIPC-7

Board of Directors
USCA Securities LLC
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2011, which were agreed to by USCA Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating USCA Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). USCA Securities LLC's management is responsible for USCA Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

(3) Compared any adjustments reporting in Form SIPC-7 with supporting schedules and working papers noting no differences.

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

(5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Dallas, Texas
February 27, 2012